Exhibit 1(cc)

ARTICLES OF TRANSFER
FROM MERCURY V.I. FUNDS, INC.,
A MARYLAND CORPORATION,
TO MERRILL LYNCH VARIABLE SERIES FUNDS, INC.,
A MARYLAND CORPORATION

THESE ARTICLES OF TRANSFER are made and entered into as of the 1st day of December, 2003, by and between Mercury V.I. Funds, Inc., a Maryland corporation (the “Tranferor”), and Merrill Lynch Variable Series Funds, Inc., a Maryland corporation (the “Transferee”).

FIRST:The Transferor agrees to convey and transfer substantially all of its assets to the Transferee as hereinafter set forth.

SECOND:(a)The Transferor was incorporated under the laws of the State of Maryland.

(b)The Transferee was incorporated under the laws of the State of Maryland.

THIRD:The name, address and principal place of business of the Transferee is Merrill Lynch Variable Series Funds, Inc., 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

FOURTH:The Transferor and the Transferee each maintains a principal office in the State of Maryland in Baltimore City.  Neither the Transferor nor the Transferee owns an interest in land in the State of Maryland.

FIFTH:The nature of the consideration to be paid by the Transferee for the conveyance and transfer of substantially all of the assets of the Transferor shall be shares of the Transferee’s Common Stock of an aggregate net asset value (to the nearest one ten-thousandth of one cent) to the value of assets of the Transferor acquired, reduced by the amount of liabilities assumed by the Transferee, both determined as of November 21, 2003.

SIXTH:The terms and conditions of the transaction set forth in these Articles of Transfer have been advised, authorized and approved by the Transferor in the manner and by the vote required by its Charter and the laws of the State of Maryland at a meeting of the Board of Directors of the Transferor held on July 3, 2003, and by the subsequent approval of the stockholders at a meeting of the stockholders of the Transferor held on November 17, 2003 at 9:30 A.M.

SEVENTH:The terms and conditions of the transaction set forth in these Articles of Transfer have been advised, authorized and approved by the Transferee in the manner and by the vote required by its charter and the laws of the State of Maryland at a meeting of the Board of Directors of the Transferee held on July 7, 2003.

EIGHTH:These Articles of Transfer shall be effective at the very beginning of the day on December 18, 2003.

IN WITNESS WHEREOF, each party to these Articles of Transfer has caused these Articles to be signed and acknowledged in its name and on its behalf by its Vice President and Treasurer and attested by its Secretary, on the day and year first above written, and each such signatory hereby acknowledges in the name and on behalf of such party the foregoing Articles to be the act of such party and hereby certifies that to the best of my knowledge, information and belief, the matters and facts stated herein with respect to the authorization and approval hereof are true in all material respects, such statements being made under the penalties of perjury.

ATTEST: /s/ Stephen M. Benham Stephen M. Benham Secretary	Merrill Lynch Variable Series Funds, Inc. By: /s/ Donald C. Burke Name: Donald C. Burke Title: Vice President and Treasurer
ATTEST: /s/ Stephen M. Benham Stephen M. Benham Secretary	Mercury V.I. Funds Inc. By: /s/ Donald C. Burke Name: Donald C. Burke Title: Vice President and Treasurer